UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) hereby informs its shareholders and the market in general that, in the context of a jointly and coordinately conducted succession process, Mr. Gustavo Alejo Viviani will step down from his positions as Executive Vice President and Investor Relations Officer of the Company at the end of April 2026, subject to the receipt of the applicable regulatory approvals by his successor. As a result of this decision, the Company will implement adjustments to its organizational structure, aligning it with the model adopted by the Santander Group in other geographies, under which the position of Chief Financial Officer (CFO) also encompasses responsibility for the Accounting function, with the respective officer reporting directly to the CFO.

As successor to Mr. Gustavo in the positions of Chief Financial Officer and Investor Relations Officer of Santander Brasil, Mr. Carlos Muñiz González-Blanch has been nominated. Mr. Carlos is a senior executive with more than 25 years of experience in the financial sector, having developed his career in global financial institutions, with expertise in infrastructure financing, risk management, mergers and acquisitions, and strategic leadership. With 20 years of experience within the Santander Group, Mr. Carlos currently serves as Global Chief Financial Officer of the Santander Corporate & Investment Banking (SCIB) division.

Santander Brasil further informs that the succession process was initiated in accordance with the Company’s established internal governance and has been conducted in a coordinated and transparent manner, with the direct involvement of Mr. Gustavo Alejo Viviani, thereby ensuring a careful and orderly transition that will preserve the continuity and stability of the activities under his responsibility.

Over the course of his 25-year career at Santander Brasil, Mr. Gustavo Alejo Viviani has played a highly significant role in strengthening the Company, holding senior leadership positions across both the Wholesale and Retail businesses, as well as serving as Chief Financial Officer and Investor Relations Officer, with a key role in capital management and the development of the Company’s strategy. Santander Brasil expresses its appreciation for his contributions and professionalism, which enhanced the quality of the work performed and prepared the area for its next cycles.

São Paulo, December 22, 2025.

Mario Roberto Opice Leão CEO	Gustavo Alejo Viviani CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 22, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer